SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

September 19, 2003

By: [signature]
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department

Sekisui House, Ltd.

SUMMARY OF FINANCIAL STATEMENTS
the First Half of FY2003

February 1, 2003 – July 31, 2003

Note : This document contains forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management, and is subject to significant risks and uncertainties. Actual financial results may differ materially depending on a number of factors, including adverse economic conditions, adverse legislative and regulatory developments, delay in new product launches, and pricing and product initiatives of competitors

SUMMARY OF FINANCIAL STATEMENTS for the first half of FY2003 (Consolidated)

February 1, 2003 – July 31, 2003

Sekisui House, Ltd. **September 18, 2003**

Stock Code:	1928	Listed exchanges:	Tokyo, Osaka, Nagoya
http://www.sekisuihouse.co.jp		Telephone:	+816 6440 3111
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Date of the meeting of the board of directors:	September 18, 2003		General manager Hidehiro Yamaguchi
U.S. GAAP Accounting Principles:	Not adopted		

1. Business Results

*Please note that numbers less than one million yen are rounded down

1) Consolidated Business Results

	Millions of yen					
	Feb. 1, 2003 – July 31, 2003		Feb. 1, 2002 – July 31, 2002		Feb. 1, 2002 – Jan. 31, 2003	
		Change (%)		Change (%)		Change (%)
Net sales	657,921	1.3	649,767	(1.5)	1,300,237	-
Operating income	39,950	19.6	33,398	(14.5)	72,737	-
Recurring income	38,890	21.7	31,966	(18.0)	69,146	-
Net income	17,444	9.3	15,961	-	34,546	-
Net income per share (¥)	¥24.72		¥22.50		¥48.71	
Fully diluted net income per share (¥)	¥23.05		¥20.40		¥44.42	

(i) Gain (loss) from investments in subsidiaries and affiliates accounted for by the equity method:
As of July 31, 2003 (¥16.0) million As of July 31, 2002 (¥3.0) million As of Jan. 31, 2003 ¥7.0 million
(ii) Average number of outstanding shares (consolidated) during the period:
As of July 31, 2003 705,593,929 shares As of July 31, 2002 709,302,320 shares As of Jan. 31, 2003 709,184,330 shares
(iii) Changes to accounting principles None
(iv) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Consolidated Financial Position

	Millions of yen		
	Feb. 1, 2003 – July 31, 2003	Feb. 1, 2002 – July 31, 2002	Feb. 1, 2002 – Jan. 31, 2003
Total assets	1,167,711	1,270,876	1,258,979
Shareholders' equity	647,475	639,411	645,702
Equity ratio (%)	55.4%	50.3%	51.3%
Shareholders' equity per share (¥)	¥930.96	¥901.52	¥911.01

Outstanding shares (consolidated) at the end of July 31, 2003 695,493,117 shares
Outstanding shares (consolidated) at the end of July 31, 2002 709,259,317 shares
Outstanding shares (consolidated) at the end of January 31, 2003 708,775,614 shares

3) Consolidated Cash Flows

	Millions of yen		
	Feb. 1, 2003 – July 31, 2003	Feb. 1, 2002 – July 31, 2002	Feb. 1, 2002 – Jan. 31, 2003
Net cash provided by operating activities	39,196	32,273	51,274
Net cash used in investing activities	56,100	(35,266)	(29,030)
Net cash used in financing activities	(108,724)	(56,804)	(76,713)
Cash and cash equivalents at end of period	174,089	182,009	187,381

4) Consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries 99
Number of non-consolidated subsidiaries accounted for by the equity method --
Number of affiliates accounted for by the equity method 3

5) Changes in the scope of consolidation and companies accounted for by the equity method

Consolidated subsidiaries	(Newly included)	2	(Excluded)	-
Companies accounted for by the equity method	(Newly included)	1	(Excluded)	-

2. Consolidated Results Forecast for the Year Ending Jan. 31, 2004

	Millions of yen			
	Net Sales	Recurring income	Net income	Net income per share (¥)
Full year	1,340,000	77,000	35,500	¥51.04

Appendix 1: Results Summary

First half results summary for the year ending January 31, 2004

	Millions of yen				
Consolidated	Feb.1 2003- July 31, 2003	Feb.1, 2002 - July 31,2002	YOY Change (%)	Forecast for year to Jan. 2004	YOY Change (%)
Net sales	657,921	649,767	101.3	1,340,000	103.1
Gross profit	135,724	130,323	104.1	279,000	105.6
SG&A expenses	95,774	96,924	98.8	199,000	103.9
Operating income	39,950	33,398	119.6	80,000	110.0
Recurring income	38,890	31,966	121.7	77,000	111.4
Extraordinary income (loss)	(1,441)	(759)	-	(1,000)	-
Net income	17,444	15,961	109.3	35,500	102.8

	Millions of yen				
Non-consolidated	Feb.1 2003– July 31, 2003	Feb.1, 2002 - July 31,2002	YOY Change (%)	Forecast for year to Jan. 2004	YOY Change (%)
Net sales	523,888	527,846	99.3	1,080,000	102.6
Gross profit	112,932	108,545	104.0	234,000	105.6
SG&A expenses	80,773	82,566	97.8	167,500	102.8
Operating income	32,159	25,978	123.8	66,500	113.6
Recurring income	32,101	25,133	127.7	65,000	117.0
Extraordinary income (loss)	(1,374)	(718)	-	(1,000)	-
Net income	15,556	13,914	111.8	32,500	107.6
Total orders	545,352	647,643	84.2	1,200,000	106.9
Accumulated orders	672,010	700,383	95.9	770,547	118.4

Note: Total orders and Accumulated orders is parent company data.

Key management indicators

Consolidated	Year to Jan. 2000	Year to Jan. 2001	Year to Jan. 2002	Year to Jan. 2003	Year to Jan. 2004 (1H)
Net income per share (¥)	(132.65)	35.03	(125.11)	48.71	24.72
Shareholders' equity per share (¥)	1,012.78	1,027.71	883.16	911.01	930.96
Operating profit margin (%)	5.72%	7.04%	5.72%	5.59%	6.07%
ROE (%)	(12.23)%	3.44%	(13.21)%	5.43%	5.40%
ROA (%) *1	5.40%	6.90%	5.65%	5.90%	6.81%

Housing construction share*2	5.2%	5.0%	5.2%	5.0%	5.1%
Referred order ratio*3	56.6%	59.3%	62.2%	63.4%	60.2%
Average house price (¥1,000)	29,815	30,620	30,724	29,605	29,625
Sekiwa Real Estate participation rate *4	56.2%	59.9%	69.5%	72.8%	76.1%
Occupancy rate of above rate	95.9%	96.2%	95.7%	95.6%	95.8%
Display home locations (end of period)	631	632	653	602	564

*1 ROA: Return on Assets = (Operating income + interest received)/ Total assets
*2 Sekisui House housing starts divided by total nationwide housing starts (fiscal year, excluding this term (February-July))
*3 Referred buildings divided by total buildings
*4 Percentage of *Sha Maison* (rental housing) projects in which leasing and administration is contracted to Sekiwa Real Estate group companies

Appendix 2: Segment Breakdown

Consolidated (See note page 20)

	Millions of yen								
	Feb.1, 2003- July 31, 2003			Feb.1, 2002- July 31, 2002			Forecast for year ending Jan. 2004		
	Net sales	Gross profit ratio	Operating margin	Net sales	Gross profit ratio	Operating margin	Net sales	Gross profit ratio	Operating margin
Built to Order Housing	379,691	25.8%	11.9%	357,177	25.8%	11.1%	785,000	26.4%	12.2%
Real Estate for Sales	91,702	14.3%	2.5%	104,953	12.8%	2.8%	180,000	13.3%	2.1%
Real Estate for Leasing	123,938	10.7%	4.1%	114,498	11.6%	4.4%	250,000	10.6%	4.1%
Other Business	65,953	19.8%	2.6%	76,651	17.5%	1.2%	130,000	19.0%	2.1%
Eliminations & back office	(3,365)	-	-	(3,514)	-	-	(5,000)	-	-
Consolidated	657,921	20.6	6.0%	649,767	20.0%	5.1%	1,340,000	20.8%	6.0%

Non-consolidated*

*As in previous years, construction and real estate operations are itemized separately in the non-consolidated financial statements, but in order to assist comparison non-consolidated results are listed here in the same categories as consolidated segmental results.

Feb.1, 2003 – July 31, 2003	Orders			Sales				GPR*	OM**	Accumulated orders		
	Millions of yen	%	Buildings	Millions of yen	%	Buildings	Units			Millions of yen	%	Units
Built to Order Housing	**385,573**	**70.7**	**12,436**	**378,251**	**72.2**	**12,312**	**26,724**	**24.6**	**11.4**	**503,046**	**74.9**	**15,710**
Steel Frame	200,182		6,904	202,111		6,916	7,223	-	-	228,649		7,556
Wood Frame	41,979		1,338	40,269		1,298	1,309	-	-	52,450		1,654
Low rise Apartments	143,411		4,194	135,869		4,098	18,192	-	-	221,947		6,500
Real Estate for Sale	**92,642**	**17.0**	**1,335**	**82,502**	**15.7**	**1,363**	**2,016**	**15.0**	**2.6**	**84,183**	**12.5**	**1,056**
Steel Frame	32,310		1,159	33,114		1,214	1,266	-	-	23,690		886
Wood Frame	5,268		176	4,165		137	137	-	-	4,609		170
Condominiums	17,816		-	10,891		12	613	-	-	26,714		-
Land	37,246		-	34,330		-	-	-	-	29,170		-
Real Estate for Leasing	**4,741**	**0.9**	**-**	**4,741**	**0.9**	**-**	**-**	**(1.6)**	**(3.1)**	**-**	**0.0**	**-**
Other Business	**62,394**	**11.4**	**58**	**58,393**	**11.2**	**59**	**1,002**	**12.7**	**0.8**	**84,780**	**12.6**	**258**
RC contracts	20,437		58	16,938		59	1,002	-	-	50,447		258
Exteriors	20,390		-	21,053		-	-	-	-	27,215		-
Remodeling	21,566		-	20,401		-	-	-	-	7,118		-
Total	**545,352**	**100.0**	**13,829**	**523,888**	**100.0**	**13,734**	**29,742**	**21.5**	**6.1**	**672,010**	**100.0**	**17,024**

* GPR: Gross Profit Ratio; **OM: Operating Margin

Feb.1, 2002 – July 31, 2002	Orders			Sales				GPR	OM	Accumulated orders		
	Millions of yen	%	Buildings	Millions of yen	%	Buildings	Units			Millions of yen	%	Units
Built to Order Housing	467,989	72.3	14,977	355,725	67.4	11,519	24,357	24.7	**10.5**	**550,848**	**78.7**	**17,689**
Steel Frame	253,494		8,121	196,927		6,706	6,800	-	-	259,908		8,775
Wood Frame	51,337		1,673	39,282		1,275	1,287	-	-	54,426		1,754
Low rise Apartments	163,156		5,183	119,514		3,538	16,270	-	-	236,514		7,160
Real Estate for Sales	**109,757**	**16.9**	**1,539**	**98,100**	**18.6**	**1,353**	**2,051**	**13.1**	**2.2**	**69,469**	**9.9**	**1,060**
Steel Frame	40,320		1,441	35,567		1,283	1,352	-	-	24,489		928
Wood Frame	2,086		98	1,797		60	60	-	-	2,677		132
Condominiums	24,816		-	19,307		10	639	-	-	18,222		-
Land	42,534		-	41,428		-	-	-	-	24,081		-
Real Estate for Leasing	**5,514**	**0.9**	**-**	**5,514**	**1.0**	**-**	**-**	**4.7**	**3.6**	**-**	**0.0**	**-**
Other Business	**64,380**	**9.9**	**58**	**68,505**	**13.0**	**65**	**2,023**	**11.1**	**0.4**	**80,066**	**11.4**	**288**
RC contracts	17,688		58	27,034		65	2,023	-	-	54,774		288
Exteriors	28,678		-	23,602		-	-	-	-	23,119		-
Remodeling	18,014		-	17,869		-	-	-	-	2,173		-
Total	**647,643**	**100.0**	**16,574**	**527,846**	**100.0**	**12,937**	**28,431**	**20.6**	**4.9**	**700,383**	**100.0**	**19,037**

Forecast for year ending Jan. 2004	Orders			Sales				GPR	OM	Accumulated orders		
	Millions of yen	%	Buildings	Millions of yen	%	Buildings	Units			Millions of yen	%	Units
Built to Order Housing	**869,000**	**72.4**	**27,800**	**782,700**	**72.5**	**25,150**	**54,250**	**25.1**	**11.3**	**582,024**	**76.3**	**18,236**
Steel Frame	458,000		15,700	431,200		14,500	15,050	-	-	257,378		8,768
Wood Frame	100,000		3,100	81,000		2,600	2,650	-	-	69,740		2,114
Low rise Apartments	311,000		9,000	270,500		8,050	36,550	-	-	254,905		7,354
Real Estate for Sales	**193,000**	**16.1**	**2,600**	**164,700**	**15.2**	**2,526**	**3,600**	**13.6**	**2.3**	**102,343**	**10.9**	**1,172**
Steel Frame	63,000		2,300	56,300		2,250	2,250	-	-	31,193		991
Wood Frame	10,000		300	7,000		250	250	-	-	6,506		181
Condominiums	35,000		-	30,000		26	1,100	-	-	24,789		-
Land	85,000		-	71,400		-	-	-	-	39,854		-
Real Estate for Leasing	**10,600**	**0.8**	**-**	**10,600**	**1.0**	**-**	**-**	**0.0**	**(2.6)**	**-**	**0.0**	**-**
Other Business	**127,400**	**10.7**	**100**	**122,000**	**11.3**	**100**	**2,250**	**12.7**	**1.4**	**86,179**	**12.8**	**259**
RC contracts	32,400		100	32,000		100	2,250	-	-	47,348		259
Exteriors	50,000		-	47,000		-	-	-	-	30,878		-
Remodeling	45,000		-	43,000		-	-	-	-	7,953		-
Total	**1,200,000**	**100.0**	**30,500**	**1,080,000**	**100.0**	**27,776**	**60,100**	**21.7**	**6.2**	**770,547**	**100.0**	**19,667**

Note: Orders are recorded in terms of the number of buildings contracted. For reference, the number of units is also recorded under net sales.

APPENDIX 3: BREAKDOWN OF SALES BY TYPE OF BUILDING

	Feb.1, 2003 – July 31, 2003	Feb.1, 2002 – July 31, 2002	Difference (%)
Housing – Total			
Units	**29,742**	**28,431**	**4.6**
Buildings	**13,723**	**12,926**	**6.2**
Square meters	**2,381,823**	**2,320,323**	**2.7**
Millions of yen	**484,174**	**474,035**	**1.9**
Detached Houses – Total			
Units	9,935	9,499	4.6
Buildings	9,565	9,324	2.6
Square meters	1,374,582	1,354,243	1.5
Millions of yen	300,633	297,330	1.1
Detached Houses – Steel Frame			
Units	8,489	8,152	4.1
Buildings	8,130	7,989	1.8
Square meters	1,162,173	1,157,089	0.4
Millions of yen	256,197	256,250	0.0
Detached Houses – Wood Frame			
Units	1,446	1,347	7.3
Buildings	1,435	1,335	7.5
Square meters	212,409	197,154	7.7
Millions of yen	44,436	41,080	8.2
Multiple Dwelling Houses – Total			
Units	19,807	18,932	4.6
Buildings	4,158	3,602	15.4
Square meters	1,007,241	966,080	4.3
Millions of yen	162,140	158,836	2.1
Multiple Dwelling – Low-rise Apartments			
Units	18,192	16,270	11.8
Buildings	4,098	3,538	15.8
Square meters	873,976	770,830	13.4
Millions of yen	135,869	119,515	13.7
Multiple Dwelling – Condominiums			
Units	1,615	2,662	(39.3)
Buildings	60	64	(6.2)
Square meters	133,265	195,250	(31.7)
Millions of yen	26,271	39,321	(33.2)
Remodeling			
Millions of yen	20,401	17,869	14.2

Non-Housing			
Buildings	11	12	(8.3)
Square meters	10,246	44,140	(76.8)
Millions of yen	1,559	6,822	(77.1)

An Outline of The Sekisui House Group

The Sekisui House, Ltd. group consists of 99 subsidiaries, 3 affiliates and 1 related company. Sekisui House group companies are involved in the contract design, construction, and letting of prefabricated houses. They also buy and sell, act as agents for, lease and manage real estate. The position of each company within the group is illustrated below. The following four sections classifiy each business division as they are classified in the 'Segment Information' section.

(1) Built to Order Housing
This division of the Company handles contracts and prefabricates steel, wooden, and concrete houses and low-rise apartments. The main affiliated companies of this division are Sekiha, Ltd., Sekiwa Construction Saitama, Sekiwa Construction Yokohama, and Sekiwa Construction Osaka-kita.

(2) Real Estate for Sales
This division sells land, detached houses, and condominiums.
The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(3) Real Estate for Leasing
This division leases and manages detached houses, low-rise apartments, condominiums, commercial buildings, shops etc.
The main affiliated companies of this division are Sekiwa Real Estate, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real EstateChugoku, Ltd., Sekiwa Real Estate Tohoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd.

(4) Other Business
This division is involved in the design of condominiums and commercial buildings, the construction and contract remodeling of houses, and the design and construction of landscape gardens. The main affiliated companies of this division are Landtech Sekiwa Chiba, Ltd., Landtech Sekiwa Chubu, Ltd., Greentechno Sekiwa, Ltd., and Greentechno Sekiwa Chubu, Ltd.


Materials supplier
Housing materials supplier
Housing construction and exteriors
Broking and leasing real estate
Real estate-related services
Sekiha Ltd*
Sekisui Chemical Co., Ltd.***
Sekiwa Construciton Saitama, Ltd.* 77 other companies
SEKISUI DEUTSCHLAND BAU G.m.b.H.*
Kobe Rokko Island Cable VisionCo., Ltd.*
Sky Rail Service Co., Ltd.*
Kobe Rokko Island Energy Service Co., Ltd. **
and one other comapny
Housing Publishers and advertising agency
Sumai no Toshokan Co., Ltd.*
SEA, Ltd. *
Sekisui House, Ltd.
Leasing of real estate
Housing construction
Settlement
Buying, selling, broking, leasing, managing real estate
Sekiwa Real Estate, Ltd.* – five other companies
Sekiwa Kanri, Ltd.* and two other companies
Kobe Rokko Island Co., Ltd.*
Nishinomiya Marina City Development Co., Ltd.*
SGM Operation Co., Ltd.* and three other companies
Trade of real estate
Mortgage loans
The Mortgage Corporation of Japan, Ltd. **
Construction of commercial buildings, house remodelling
Housing construction
Leasing of real estate
Leasing of real estate
Loaning out
Payment
Customer
Customer
Customer
Customer
Real Estate for Leasing
Real Estate for Sales
Other Business
Built to Order Housing

*	Consolidated subsidiary
**	Related company, accounted for by the equity method
***	Other related company

Major Subsidiaries and Affiliates

Name	Capital	Main business	Percentage owned	Serving directors	Transactions
	Millions of yen				
Kobe Rokko Island Co., Ltd.	1,000	Real Estate for Sales	61.8%	Directors 2 Executive 1 Employee 1 Transfer 1	Co-development company for Rokko Island City project
Nishinomiya Marina City Development Co., Ltd.	400	Same as above	100.0%	Directors 4 Executives 2 Employee 1	Co-development company for Nishinomiya Marina City project
SGM Operation Co., Ltd.	418	Real Estate for Leasing	100.0%	Directors 2 Executive 1 Transfer 3	Consignment of real estate management and sales of housing-related equipment
Sekiwa Real Estate, Ltd.	1,668	Real Estate for Leasing & Sales	59.9%	Directors 3 Transfer 10	Management and brokerage of real estate
Sekiwa Real Estate Tohoku, Ltd.	200	Same as above	55.1%	Directors 2 Executive 1 Transfer 5	Same as above
Sekiwa Real Estate Chubu, Ltd.	1,368	Same as above	42.9%	Directors 3 Transfer 8	Same as above
Sekiwa Real Estate Kansai, Ltd.	5,829	Same as above	40.5%	Directors 2 Transfer 12	Same as above
Sekiwa Real Estate Chugoku, Ltd.	379	Same as above	42.2%	Directors 2 Transfer 8	Same as above
Sekiwa Real Estate Kyushu, Ltd.	263	Same as above	42.7%	Directors 2 Transfer 8	Same as above
Sekisui House Umeda Operation Co., Ltd.	100	Real Estate for Leasing	100.0%	Directors 2 Employees 2 Transfer 1	Consignment of real estate management
Sekiha, Ltd.	480	Built to Order Housing	100.0%	Directors 3 Employees 2	Buying and selling housing materials
Greentechno Sekiwa, Ltd.	100	Other Business	100.0%	Director 1 Transfer 5 Employee 1	Exterior and gardening construction
Landtech Sekiwa Chubu, Ltd.	50	Same as above	100.0%	Director 1 Executive 1 Employees 5	Foundation investigation and surveys
Sekiwa Construction Saitama,Ltd.	40	Built to Order Housing	100.0%	Director 1 Employees 7 Transfer 3	Foundation and construction work

1. The main business of each company is recorded in line with the revised business categories of Sekisui House.
2. Percentage holdings in Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd. , and Sekiwa Real Estate Kyushu are less than 50%, but as these businesses are essentialy controlled by Sekisui House they are treated as subsidiaries.
3. Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., and Sekiwa Real Estate Kyushu, Ltd. issue annual Financial Statements.
   Sekiwa Real Estate, Ltd. is listed on the second section of the Tokyo Stock Exchange. Sekiwa Real Estate Chubu, Ltd. is listed on the second section of the Tokyo Stock Exchange and on the second section of the Nagoya Stock Exchange. Sekiwa Real Estate Kansai, Ltd. is listed on the first section of the Osaka Securities Exchange. Sekiwa Real Estate Chugoku, Ltd. is listed on the second sections of the Tokyo Stock Exchange and of the Osaka Securities Exchange. Sekiwa Real Estate Kyushu, Ltd. is listed on the JASDAQ market.

Management Policy & Results

1. Management Policy

Basic management policy

Since the establishment of Sekisui House we have aimed to create homes and environments with individuality and warmth, as a leading producer of housing in Japan. Providing first class product quality and technical skills is essential, and we aim every day to reflect our philosophy of 'love of humanity' by creating houses that bring satisfaction to our customers. In the future, through rigorous quality control we aim to continue to raise customer satisfaction and to provide full after service to our customers. Housing is characterized by a very long product life and we believe that steadily pursuing these values in our business activities creates a powerful framework of trust that is the key to long-term growth and an essential element of our business. Further, our basic stance is that true management of a company is borne out of three concepts: customer satisfaction, shareholder satisfaction and employee satisfaction. We must also fulfill our obligations as a corporate citizen, while considering the stability and investment required to ensure continued long term growth and making determined efforts to expand our business.

Profit distribution policy

Since the year ended January 1988 we have continued a policy of paying a stable dividend of 18 yen per share to shareholders. We have also on occasion paid special and commemorative dividends, after taking into consideration the overall condition and profitability of the company, and capital requirements for expansion. In addition we have at times bought back in order to improve capital efficiency and raise long- term returns to shareholders. With regard to dividend distribution in the future, we have to be aware that our management indicators can be affected by law revisions and economic circumstances that are difficult to predict. As such, while considering our payout ratio we will aim for an appropriate and rational distribution of profits.

Policy on reduction of the share trading unit

While we recognize the importance of expanding our shareholder base by making it easier for individuals to participate as shareholders, we also recognize that Sekisui House shares maintain good liquidity. We intend to monitor factors such as trends among individual investors and the demands of the market, and will continue to weigh the cost and benefits of a reduction in our share trading unit.

Business targets

In order to promote business efficiency we aim to take opportunities to strengthen our balance sheet and raise asset efficiency in each of our businesses. As a result we are targeting improvements in Return on Assets and Return on Net Assets. While increasing profitability, our medium term target is to achieve ROA of 10% by reducing total assets and raising asset turnover.

Medium term business strategy

While pursuing our basic management policies we aim to further strengthen our sales and marketing. Further, while monitoring factors such as market size, profitability, and capital efficiency, we aim to expand related businesses such as remodeling and exteriors, and so grow our income.

Corporate governance and related initiatives

Sekisui House intends to implement a corporate auditor system rather than pursue a committee system. We introduced an executive officer system in April 2002, at which point we halved the number of directors. There are 11 board members, and our aim is to manage the Company with flexible, effective and rapid decision making.

We are working to ensure appropriate overseeing of management. Two of the Company's four auditors are outside auditors.

Strong corporate compliance is a management priority. In addition to establishing a special corporate compliance department, we are taking steps throughout the Company and its subsidiaries to improve procedures, and to strengthen coordination between related departments.

2. Business Results

With the sluggish economic climate negatively affecting employment, overall economic conditions in Japan remained difficult during the period under review. Nevertheless, corporate profits showed some indications of a recovery, and there were improvements in both capital expenditure and consumer spending. Furthermore, towards the end of the period the stock market started to make a visible recovery. These factors all contributed to a more encouraging outlook for the economy.

In the housing market a number of positive factors were evident, including a flattening out of commercial property values in metropolitan Tokyo after a long period of decline, and revisions to inheritance and gift tax laws. The impact of these factors on the owner-occupier market was limited, however, and did not lead to a recovery in home rebuilding activity or other individual investor-driven demand. Performance in the rental market, on the other hand, remained relatively robust, benefiting from the attractive asset management options available in this area in the current environment of low interest rates and a revised inheritance tax law. Nonetheless, the operating environment during the period under review remained severe, with considerable uncertainty about an overall economic recovery, and persisting negative factors.

In this environment, we positioned increasing orders as our main management target. We also focused on invigorating our sales staff and further improving product quality.

Organizationally, we took steps to strengthen our lifestyle-tailored sales approach by establishing a *Heart-ful Living R&D Institute*, making full use of the experiential exhibition and learning facilities we have developed over the years, pursuing a more thorough consulting sales model, and other measures.

Built to Order Housing Business

Among the new products we released during the six-month period under review were two new types of steel-framed houses: the *Centrage Urbina* and the *Centrage älver*, which we released in March. Based on the theme of 'nature', we incorporated wooden exterior walls and aspects from the *courtyard* project to meet a broad range of customers' needs. In the rental housing market, we introduced the *Dias Blanche-J* and the *Dias Palmo-S*. As well as meeting the diverse needs of tenants, these apartments are designed to support the value of our customers' assets.

As part of our basic strategy of targeting the medium to high end of the market, we are focusing on providing safe, environmentally friendly homes. Measures taken include our industry-leading decision to standardize the Next-Generation Heat Insulation Specification Energy Saving Standard for all our detached dwellings, and controlled management of hazardous chemicals (VOCs).

Real Estate for Sales Business

In Real Estate Sales, we continued to contribute to the creation of high quality towns by selling built-for-sale homes across Japan, and focused in particular on the sale of long life, luxury condominiums in large metropolitan areas. At the same time as purchasing land in attractive locations, we are working to improve the turnover and value of real estate held for sale by planning and marketing highly appealing subdivisions that resonate with the market.

Real Estate for Leasing Business

In the real estate leasing market, where supply is increasing, we took steps to increase sales and better utilize Group capabilities by strengthening our relationships with Sekiwa Real Estate companies, which manage leased properties and handle block leasing.

Other Business

We are actively involved in home exterior and home remodeling operations. In exteriors we have been working to expand sales by creating pleasing environments in harmony with buildings and their surroundings. In home remodeling we have been taking steps to improve customer satisfaction by extending our long-term support service structure, developing new remodeling materials and options, and strengthening our sales approach.

In spite of the active sales strategies undertaken as mentioned above, we were unable to completely overcome the tough market environment in the first half of the year, and as a result non-consolidated total orders fell 15.8% from the previous comparable period to ¥545.352 billion. Consolidated net sales increased 1.3% from the year before to ¥657.921 billion. Efforts to reduce costs led to improved profitability, with consolidated operating income rising 19.6% to ¥39.950 billion and recurring income rising 21.7% to ¥38.890 billion. Consolidated net income for the interim period rose 9.3% to ¥17.444 billion, in spite of appraisal losses of ¥1.096 billion being booked on investment securities held.

3. Consolidated cash flow and related indices

Consolidated cash flow from operating activities for the interim period ending July 31, 2003 increased 21.5% over the previous comparable period, aided by continued cost reductions, reorganization and consolidation of less-effective model home sites, and other measures to reduce expenditure.

Capital expenditure in the period under review was directed at manufacturing equipment, and included establishing a new plant for laminated wood used in the construction of wood-framed homes. Further cash flow outlay of this nature will continue in the second half of the financial year, but as a proportion of overall capital expenditure it is expected to be small and is unlikely to greatly exceed that of the previous period. Funds from the maturation of ¥50.0 billion of government bonds purchased in the previous period were applied to the redemption of convertible bonds, and this along with other factors resulted in a significant increase in consolidated cash flow from investing activities.

Consolidated cash flow from financing activities was significantly lower than in the previous period, due to the repayment of our 14th and 16th convertible bond issues (totaling ¥89.9 billion) and a share buyback (13,236,000 shares for a total purchase price of ¥11.953 billion).

As a result of the above factors, cash and time deposits at the end of the period were not significantly different from the end of the previous period, and the Company continues to have plentiful funds in hand.

	End Jan. 2001	End Jan. 2002	End Jan. 2003	End July 2003
Equity ratio (%)	50.8	48.0	51.3	55.4
Equity ratio based on market price (%)*	49.6	50.1	48.4	56.2
Debt service coverage ratio (years)	4.2	4.2	3.1	0.9
Interest coverage ratio (times)**	20.1	16.1	20.0	39.4

* Equity ratio based on market price = market capitalization/total assets

** Interest coverage ratio = operating cash flow/interest paid

4. Outlook

The economy appears to be slowly recovering, and there are signs that the housing market is picking up. Based on this scenario, we intend to further boost our sales capabilities, continue to launch appealing, high quality products into the market, and exert every effort to increase sales of detached dwellings, our core strength.

In real estate leasing we intend to strengthen the comprehensive rental business support system created through the tie up with Sekiwa Real Estate Group, and respond to the fierce competition within the industry. In Other Business we are actively expanding our remodeling and exterior operations by strengthening our service capabilities in those areas. Furthermore, in all sales locations, we are continuing to focus on improving customer satisfaction.

We will continue working to improve results, seeking to increase profitability through ongoing cost reductions, and to more efficiently utilize assets by, for example, speeding up the turnover of land held for sale.

Consolidated forecasts for the full financial year ending January 31, 2004 are for net sales of ¥1,340.0 billion, operating income of ¥80.0 billion, recurring income of ¥77.0 billion, and net income of ¥35.5 billion.

CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2003	As of Jan. 31, 2003	Difference	As of July 31, 2002
Assets	**1,167,711**	**1,258,979**	**(91,268)**	**1,270,876**
Current assets	**678,974**	**754,911**	**(75,937)**	**760,478**
Cash and deposits	174,089	186,881		182,009
Notes and accounts receivable	91,389	95,180		89,266
Marketable securities	610	51,180		53,668
Inventories	300,708	293,608		300,283
Deferred income taxes	87,471	99,048		111,530
Other current assets	26,359	30,725		25,378
Allowance for doubtful accounts	(1,653)	(1,714)		(1,657)
Fixed assets	**488,736**	**504,068**	**(15,332)**	**510,397**
Tangible fixed assets	**257,634**	**255,432**	**2,202**	**250,414**
Buildings and structures	112,412	113,543		114,629
Machinery and vehicles	12,437	13,094		13,892
Tools and equipment	4,680	4,866		5,133
Land	124,138	122,255		115,997
Construction in progress	3,966	1,672		762
Intangible fixed assets	**10,049**	**10,065**	**(16)**	**10,055**
Investments and other assets	**221,053**	**238,570**	**(17,517)**	**249,927**
Investmens in securities	104,762	101,008		111,131
Long-term loans receivable	49,832	54,385		61,960
Deferred income taxes	31,341	37,057		32,521
Other investments and other assets	36,739	47,760		45,783
Less allowance for doubtful accounts	(1,623)	(1,640)		(1,470)
Total Assets	**1,167,711**	**1,258,979**	**(91,268)**	**1,270,876**

	Millions of yen			
	As of July 31, 2003	As of Jan. 31, 2003	Difference	As of July 31, 2002
Liabilities	**499,795**	**593,734**	**(93,939)**	**612,228**
Current liabilities	**322,912**	**387,136**	**64,224**	**404,228**
Notes and accounts payable	150,868	152,179		161,467
Current portion of long-term debt and notes	30,001	90,000		102,821
Accrued income taxes	3,822	4,902		4,063
Advances received	87,569	83,660		89,859
Reserve for bonuses	13,200	16,333		12,273
Reserve for warranty on completed works	1,247	1,243		1,250
Other current liabilities	36,202	38,816		32,491
Long term liabilities	**176,883**	**206,597**	**(29,714)**	**208,000**
Bonds	30,000	40,000		40,000
Long-term debt	9,877	29,999		30,186
Accrued retirement benefits for employees	73,234	73,377		76,506
Accrued retirement benefits for directors, corporate auditors and executive officers	1,405	1,464		1,203
Allowance for Japan Expo expenses	70	35		-
Deposits and guarantees	58,048	56,680		56,684
Consolidated adjustment account	337	759		860
Other long term liabilities	3,910	4,280		2,558
Minority interests	**20,440**	**19,543**	**897**	**19,236**
Shareholders' Equity	**647,475**	**645,702**	**1,773**	**639,411**
Paid-in capital	186,554	186,554		186,554
Additional paid-in capital	237,522	237,522		237,522
Retained earnings	234,903	224,229		212,022
Net unrealized holding gain (loss) on securities	1,090	(1,868)		3,677
Translation adjustment	(70)	(205)		(249)
Less treasury stock, at cost	(12,525)	(529)		(116)
Liabilities, Minority Interests, and Shareholders` Equity	**1,167,711**	**1,258,979**	**(91,268)**	**1,270,876**

CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2003-July 31, 2003		Feb. 1, 2002-July 31, 2002		Difference		Feb. 1, 2002-Jan.31,2003	
	Millions of yen	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)	*Millions of yen*	(%)
Net sales	**657,921**	**100.0**	**649,767**	**100.0**	**8,154**	**1.3**	**1,300,237**	**100.0**
Cost of sales	522,196	79.4	519,443	80.0	2,753	0.5	1,035,976	79.7
Gross profit	135,724	20.6	130,323	20.0	5,401	4.1	264,261	20.3
Selling, general and administrative expenses	95,774	14.6	96,924	14.9	(1,150)	(1.2)	191,523	14.7
Operating income	39,950	6.0	33,398	5.1	6,552	19.6	72,737	5.6
Non-operating income	**2,518**	**0.4**	**2,851**	**0.4**	**(333)**	**(11.7)**	**5,621**	**0.4**
Interest and dividend income	1,386		1,587				2,903	
Equity in earnings of affiliates	—		—				7	
Miscellaneous income	1,131		1,264				2,711	
Non-operating loss	**3,578**	**0.5**	**4,284**	**0.6**	**(706)**	**(16.5)**	**9,211**	**0.7**
Interest and discount paid	1,103		1,498				2,430	
Equity in loss of affiliates	16		3				—	
Miscellaneous expenses	2,457		2,782				6,781	
Recurring income	**38,890**	**5.9**	**31,966**	**4.9**	**6,924**	**21.7**	**69,146**	**5.3**
Extraordinary income	**53**	**0.0**	—	—	**53**	—	—	—
Proceeds from sales of investments in securities	49		—				—	
Other	3		—				—	
Extraordinary loss	**1,494**	**0.2**	**759**	**0.1**	**735**	**96.8**	**3,881**	**0.3**
Loss from sale or disposal of fixed assets	398		565				1,335	
Loss on evaluation of securities	1,096		192				892	
Loss on evaluation of land held for sale	—		—				1,652	
Other	—		1				1	
Income before income taxes, minority interests and equity in earnings	**37,448**	**5.7**	**31,206**	**4.8**	**6,242**	**20.0**	**65,264**	**5.0**
Current income taxes	3,591	0.5	3,798	0.6	(207)	(5.5)	6,854	0.5
Deferred income taxes	15,197	2.3	10,084	1.5	5,113	50.7	22,027	1.7
Minority interests in earnings of subsidiaries	1,215	0.2	1,363	0.2	(148)	(10.9)	1,836	0.1
Net Income	**17,444**	**2.7**	**15,961**	**2.5**	**1,483**	**9.3**	**34,546**	**2.7**

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Millions of yen

	Feb. 1, 2003 – July 31, 2003		Feb. 1, 2002 – July 31, 2002		Feb. 1, 2002 – Jan. 31, 2003	
Additional paid-in capital						
1.Additional paid-in capital at beginning of period		237,522		237,522		237,522
2.Increase in additional paid-in capital						
Gain on sale of treasury stock	0	0	–	–	–	–
3.Decrease in additional paid-in capital		–		–		–
4.Additional paid-in capital at end of period		**237,522**		**237,522**		**237,522**
Retained earnings						
1.Retained earnings at beginning of period		224,229		202,615		202,615
2.Increase in retained earnings		17,444		15,966		34,556
From net income	17,444		15,961		34,546	
From reduction of subsidiaries.	–		5		10	
3.Decrease in retained earnings		6,771		6,559		12,942
From dividends	6,378		6,384		12,767	
From bonuses to directors, executive officers and corporate auditors	392		175		175	
4.Retained earnings at end of period		**234,903**		**212,022**		**224,229**

CONSOLIDATED STATEMENT OF CASH FLOW

	Millions of yen		
	Feb. 1, 2003 –July 31, 2003	Feb. 1, 2002 –July 31, 2002	Feb. 1, 2002 – Jan. 31, 2003
Cash Flows From Operating Activities			
Income before income taxes and minority interests	37,448	31,206	65,264
Depreciation and amortization	5,431	5,813	11,882
Provision for retirement benefits	(142)	(4,007)	(7,136)
Interest and dividend income	(1,386)	(1,587)	(2,903)
Interest expense	1,103	1,498	2,430
Equity in earnings of affiliates	16	3	(7)
Loss on revaluation of real estate held for sale	-	-	2,179
Loss on revaluation of seciurities	1,096	192	897
Decrease in notes and accounts receivable	3,791	28,889	22,974
(Increase) decrease in inventories and advance payments	(7,498)	(9,229)	(12,717)
Decrease in notes and accounts payable	(465)	(26,341)	(34,012)
Increase (decrease) in advances received	3,908	6,800	601
Other	(483)	1,437	6,060
Subtotal	**42,820**	**34,677**	**55,516**
Interest and dividends received	2,042	1,789	3,131
Interest paid	(994)	(1,597)	(2,560)
Income taxes paid	(4,672)	(2,595)	(4,812)
Net Cash Provided by Operating Activities	**39,196**	**32,273**	**51,274**
Cash Flows From Investing Activities			
Income from maturation of fixed deposits	-	12,005	12,505
Purchases of short-term investments	(499)	(53,109)	(62,155)
Proceeds from sales of short-term investments	51,053	1,745	13,263
Purchases of property, plant and equipment	(7,805)	(5,193)	(7,973)
Proceeds from sales of property, plant and equipment	54	1,472	1,666
Purchases of investments in securities	(993)	(3,599)	(9,079)
Proceeds from sales of investments in securities	1,067	7,113	12,296
Payment of advances	(474)	(2,047)	(2,928)
Income from collected loan	4,967	6,576	14,891
Income from maturation of group insurance policies	10,000	-	-
Other	(1,268)	(229)	(1,516)
Net Cash Used in Investing Activities	**56,100**	**(35,266)**	**(29,030)**
Cash Flows From Financing Activities			
Repayment of long-term debt	(122)	(688)	(876)
Repayment of bonds	(89,999)	(49,280)	(62,100)
Cash dividends paid	(6,378)	(6,384)	(12,767)
Cash dividend paid for minority interests	(385)	(377)	(481)
Purchases of treasury stock	(12,011)	-	-
Other	172	(74)	(487)
Net Cash Used in Financing Activities	**(108,724)**	**(56,804)**	**(76,713)**
Efeect of exchange rate changes on cash and cash equivalents	**135**	**21**	**65**
Net decrease in cash and cash equivalents	**(13,291)**	**(59,775)**	**(54,403)**
Cash and cash equivalents at beginning of the year	**187,381**	**229,138**	**229,138**
Increase in cash and cash equivalents resulting from initial consolidation of subsidiaries	**-**	**12,645**	**12,645**
Cash and cash equivalents at end of priod	**174,089**	**182,009**	**187,381**

Significant Consolidated Accounting Policies

1. Scope of Consolidation

Consolidated subsidiaries: 99, including Sekiwa Real Estate, Ltd., Sekiwa Real Estate Chubu, Ltd., Sekiwa Real Estate Kansai, Ltd., Sekiwa Real Estate Chugoku, Ltd., Sekiwa Real Estate Kyushu, Ltd., and Sekiwa Real Estate Tohoku, Ltd.

Changes in scope of consolidation

Added: MAST Chintai Center, Ltd., one other company

All 99 subsidiaries are consolidated.

2. Application of equity method

Affiliated companies accounted for by the equity method

Three companies: Rokko Island Energy Services Co., Ltd., Shin Nishinomiya Yacht Harbor, Corp., and The Mortgage Corp.of Japan, Ltd.

Added: The Mortgage Corp. of Japan, Ltd.

Investment in three related companies is accounted for by the equity method.

3. Term-ends of consolidated subsidiaries

The interim of fiscal year ends on September 30 for Sky Rail Service Co., Ltd. In producing the consolidated financial statements, the Company provisionally settles the accounts of that subsidiary as of July 31 and utilizes these accounts. The interim of year-end of SEKISUI DEUTSCHLAND BAU GmbH is June 30 and the Company uses these statements, adjusted as required for significant transactions up till July 31, in producing its consolidated financial statements.

4. Summary of significant accounting policies

(1) Basis and method for valuation for significant assets

(1) Basis and method of valuation of securities

(a) Marketable securities:

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Other marketable securities:

• Stocks with market value:

Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

• Stocks with no available market value:

At cost, based on the moving average method

(b) Derivatives: Market value method

(c) Inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual cost method

(ii) Semi-finished goods, raw materials, unfinished products, and stored goods: At cost based on moving average method

(2) Depreciation and amortization methods used for main depreciable and amortizable assets:

The Company applies the straight-line method to buildings (excluding attached structures) and intangible fixed assets, and uses the declining-balance method for other tangible fixed assets (but straight-line depreciation for overseas consolidated subsidiaries)

(3) Basis for accounting for significant allowances

(a) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(b) Allowance for bonuses

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(c) Allowance for compensation payments on completed works

To provide for expenses arising after transferring buildings from defects and to cover compensation services costs, the Company provides based on 1/1,000th of housing business sales and 1/1,000th of the building portion of real estate business sales with guarantee obligations.

(d) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, he Company makes provisions in the amount accrued at the end of the fuscal year consolidated interim of fiscal year based on the estimated P.B.O and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Additional information)

Details of Return of Portion of Employee Pension Fund

The Company details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries. The Company received approval of the waiver from the Minister Of Health, Labor and Welfare on April 28 2003 and following the implementation of the Defined Corporate Pension Act.

The monetary equivalent of the proxy portion of the employees' public pension fund recorded at the end of the current interim consolidated accounting period will 44,766 million yen. Assuming the entire amount had been returned at the end of the current interim consolidated accounting period, an estimated proft of 37,573 million yen would have resulted.

(e) Allowance for accrured retirement benefits for derectors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(f) Allowance for exhibition at Japan International Expo

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidated interim of fiscal year.

(4) Basis for converting significant foreign currency-denominated assets and liabilities into yen:

For foreign currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Translation differences are included in the statements of income. The assets, liabilities, revenues, and expenses of overseas subsidiaries are translated into yen at the rate of exchange in effect at the subsidiaries balance sheet dates, and translation differences are included in the foreign exchange translation adjustment account in shareholders' equity.

(5) Accounting for significant lease transactions

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

(6) Main hedge accounting methods

(a) Hedge accounting methods

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(b) Hedging instruments and targets

(i) The Company hedges bonds that fund operations using interest rate swaps.

(ii) The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(c) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(d) Methods of assessing hedge effecti veness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

(7) Accounting for consumption taxes

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidatedinterim of fiscal year in which they arise.

5. Scope of amounts in consolidated statements of cash flows

The funds (cash and cash equivalents) in the consolidated statements of cash flows comprise cash and equivalents (except fixed term deposits exceeding three months) and short-term investments with redemption periods of less than three months that easily convertible into cash, with insignificant risk of losses from price fluctuations.

[Note]

1.Balance at July 31, 2003

	Millions of yen		
	As of July 31, 2003	As of Jan. 31, 2003	As of July 31, 2002
Accumulated depreciation of fixed assets	146,446	142,932	140,180
Collateralized assets	28,066	28,236	28,310
Liabilities guaranteed	66,245	64,026	74,028
Treasury stock	13,891,961 shares	609,464 shares	125,761shares
Shareholdings in related companies included in investment securities	642	160	151
Interest bearing liabilities	69,879	160,000	173,008

2.Notes to Consolidated Statements of Cash Flows

Cash and cash equivalents at year-end and relationship with amounts recorded in consolidated balance sheets

	Millions of yen		
	Feb.1, 2003 - July 31, 2003	Feb.1, 2002 - July 31, 2002	Feb.1, 2002 – Jan.31, 2003
Cash and deposits	174,089	182,009	186,881
Fixed term deposits exceeding three months	(500)	(500)	–
Short - term investments with redemption period of 3 months or less (marketable securities account)	499	499	499
Cash and cash equivalents	**174,089**	**182,009**	**187,381**

3. Additional Information

Tax effect accounting

Following the announcement of revisions to the law on local taxes (Article 9: 2003), which is applicable to accounting periods commencing after April 1, 2004, the tax rate used by the Company and its consolidated subsidiaries to calculate deferred tax assets arising from timing differences etc. that are expected to be eliminated in accounting periods after the period from February 1, 2005, has changed. As a result of this change, the amount of deferred tax assets (after offsetting deferred tax liabilities) has decreased by ¥2,203 million, and unrealized gain on securities and the adjustment for deferred income accounted for in the half year under review have increased by ¥25 million and ¥2,229 million respectively.

4. Segmental information

Current interim period (Feb. 1, 2003 – July 31, 2003) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	378,888	91,702	123,052	64,277	657,921	-	657,921
Inter-segment sales and transfers	803	-	886	1,676	3,365	(3,365)	-
Total	379,691	91,702	123,938	65,953	661,287	(3,365)	657,921
Operating expenses	334,327	89,393	118,886	64,265	606,872	11,098	617,970
Operating income	45,364	2,309	5,052	1,687	54,414	(14,464)	39,950

Previous interim period (Feb. 1, 2002 – July 31, 2002) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	356,757	104,657	113,685	74,668	649,767	-	649,767
Inter-segment sales and transfers	420	295	813	1,983	3,514	(3,514)	-
Total	357,177	104,953	114,498	76,651	653,281	(3,514)	649,767
Operating expenses	317,419	102,056	109,509	75,729	604,714	11,653	616,368
Operating income	39,757	2,896	4,989	922	48,566	(15,167)	33,398

Previous fiscal year (Feb. 1, 2002 – Jan. 31, 2003) *Millions of yen*

	Built to Order Housing	Real Estate for Sales	Real Estate for Leasing	Other Business	Total	Eliminations and back office	Consolidated
Sales & Operating income							
Sales							
Sales to third parties	739,684	189,800	230,456	140,295	1,300,237	-	1,300,237
Inter-segment sales and transfers	1,262	295	1,421	2,374	5,353	(5,353)	-
Total	740,947	190,096	231,877	142,670	1,305,591	(5,353)	1,300,237
Operating expenses	655,925	184,830	222,109	140,974	1,203,839	23,660	1,227,499
Operating income	85,021	5,266	9,767	1,695	101,751	(29,013)	72,737

Notes

1. Business classification

The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment

Built to Order Housing:	Designing, constructing, and contracting for sale housing using the Company's prefabricated materials
Real Estate for Sales:	Selling houses and real estate and designing and constructing housing on estate land
Real Estate for Leasing:	Renting and managing properties
Other Business:	Designing, constructing, and contracting for sale condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

Six months ended July 31, 2003: ¥12,810 million Six months ended July 31, 2002: ¥12,459 million Year to Jan. 2003: ¥26,137 million

4. Changes in business classification

Current interim period (Feb. 1, 2003– July 31, 2003)

No relevant transactions.

Previous interim period (Feb. 1, 2002– July 31, 2002)

To date, the Company has classified its operations into Housing Construction and Real Estate in keeping with standard industrial categorizations used in Japan. From the year ended Jan. 2003, however, management recategorized its operations into four segments in line with existing sales classifications and with reference to the types and nature of its businesses. The new categories are: Built to Order Housing, Real Estate for Sales, Real Estate for Leasing and Other Business.

These changes have clarified revenues and earnings units. To allow the Group (parent and subsidiaries) to more properly disclose information on internal conditions, management reclassified the Company's Housing Construction business into the Built to Order Housing business, which covers new construction using its prefabricated materials, and Other Business, which handles other construction. Management recategorized the real estate business into Real Estate for Sales, which markets houses and real estate, and Real Estate for Leasing, which rents and manages homes and commercial buildings.

In addition built-to-order housing, which essentially receives orders alongside land sales operations, was part of Built to Order Housing (formerly known as Housing Construction) but is actually an integral part of the land sales business. From interim of fiscal 2002, therefore, the company recategorized built-to-order housing sales within the Real Estate for Sales business (previously, the Real Estate business). As a result, the Built to Order Housing business's sales declined 21,782 million yen, with operating income dropping 2,892 million yen, while the figures for the Real Estate for Sales business rose by the same amounts.

Previous fiscal year (Feb. 1, 2002– Jan. 31, 2003)

To date, the Company has classified its operations into Housing Construction and Real Estate in keeping with standard industrial categorizations used in Japan. From the year ended Jan. 2003, however, management recategorized its operations into four segments in line with existing sales classifications and with reference to the types and nature of its businesses. The new categories are: Built to Order Housing, Real Estate for Sales, Real Estate for Leasing and Other Business.

These changes have clarified revenues and earnings units. To allow the Group (parent and subsidiaries) to more properly disclose information on internal conditions, management reclassified the Company's Housing Construction business into the Buit to Order Housing business, which covers new construction using its prefabricated materials, and Other Business, which handles other construction. Management recategorized the real estate business into Real Estate for Sales, which markets houses and real estate, and Real Estate for Leasing, which rents and manages homes and commercial buildings.

In addition built-to-order housing, which essentially receives orders alongside land sales operations, was part of Built to Order Housing (formerly known as Housing Construction) but is actually an integral part of the land sales business. From fiscal 2002, therefore, the company recategorized built-to-order housing sales within the Real Estate for Sales business (previously, the Real Estate business). As a result, the Built to Order Housing business's sales declined 36,954 million yen, with operating income dropping 5,164 million yen, while the figures for the Real Estate for Sales business rose by the same amounts.

(2) Geographical segment information

In the six months to July 2003 and full year to January 2003, Japanese operations accounted for more than 90% of sales in all segments, so the Company has not presented geographical segment information.

(3) Overseas sales

In the six months to July 2003 and year to January 2003, overseas sales accounted for less than 10% of sales in all segments, so the Company has not presented geographical information.

5. Lease transactions

Finance leases without transfer of ownership

(1) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of priod equivalent value

Current interim period (Feb. 1, 2003 – July 31, 2003)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end 2003 (FH)
Buildings and structures	35,345	20,078	15,267
Tools and fixtures	8,277	6,106	2,170
Intangible fixed assets	3,145	2,137	1,007
Machinery and transportation equipment	129	70	59
Total	**46,897**	**28,393**	**18,504**

Calculated by the acquision cost equivalent deducted from total interest payments

Previous fiscal year (Feb. 1, 2002 – Jan. 31, 2003)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end 2002
Buildings and structures	36,681	19,421	17,259
Tools and fixtures	8,526	6,016	2,509
Intangible fixed assets	3,421	2,075	1,346
Machinery and transportation equipment	120	63	56
Total	**48,748**	**27,576**	**21,172**

Calculated by the acquision cost equivalent deducted from total interest payments

Previous interim period (Feb. 1, 2002 – July 31, 2002)

Millions of yen

	Acquisition cost equivalent	Accumulated depreciation equivalent	At year end 2002 (FH)
Buildings and structures	38,613	19,225	19,387
Tools and fixtures	8,599	5,604	2,995
Intangible fixed assets	3,287	1,769	1,517
Machinery and transportation equipment	109	59	50
Total	**50,609**	**26,658**	**23,951**

Calculated by the acquision cost equivalent deducted from total interest payments

(2) Outstanding amounts under lease commitments at end of period

Millions of yen

	Feb.1, 2003 - July 31, 2003	Feb.1, 2002 – Jan. 31, 2003	Feb.1, 2002 - July 31, 2002
Within one year	7,182	7,876	8,479
More than one year	12,103	14,766	16,846
Total	**19,286**	**22,643**	**25,326**

(3) Lease fees, accumulated equivalent depreciation amounts and interest payments

Millions of yen

	Feb.1, 2003 - July 31, 2003	Feb.1, 2002 – Jan. 31, 2003	Feb.1, 2002 - July 31, 2002
Lease fees	4,358	9,560	4,897
Accumulated depreciation equivalent	3,911	8,970	4,356
Interest payments equivalent	204	495	257

(4) Method of calculating depreciation

Calculated by the straight-line method over the lease term of the lease asset assuming zero residual value

(5) Method of caluculating interest payments

Calculated by the interest method, whereby the difference between total lease payment and acquisition cost equivalent is distributed in equal installments in each financial year.

(Operating leases)

Millions of yen

Outstanding lease commitments	Feb.1, 2003 - July 31, 2003	Feb.1, 2002 – Jan.31, 2003	Feb.1, 2002 - July 31, 2002
Within one year	9	11	12
More than one year	56	62	82
Total	66	73	94

6. Securities

Current interim period (Feb.1, 2003– July 31, 2003)

1.Marketable debt securities expected to be held to maturity

Millions of yen

	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	2,176	2,178	2
(2) Corporate bonds	299	298	(1)
Total	2,476	2,477	1

2. Other marketable securities

Millions of yen

	Acquisition cost	Consolidated balance sheet amount	Difference
(1) Equities	28,459	28,128	(330)
(2) Bonds			
National and regional government bonds	52,408	54,560	2,151
Corporate bonds	19	19	0
(3) Others	29	26	(3)
Total	80,916	82,734	1,817

※ In consolidated accounts for the current interim period, appraisal losses totaling ¥1,084 million were recorded on shareholdings in two companies.

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Consolidated balance sheet amount	Remarks
(1) Bonds held to maturity		
Unlisted foreign government bonds	2,000	
(2) Other marketable securities		
Unlisted equities (excluding over-the-counter issues)	11,520	
Preferred securities	5,999	

Previous fiscal year (Feb.1, 2002 – Jan.31, 2003)

1. Marketable debt securities expected to be held to maturity

Millions of yen

	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	51,706	51,713	7
(2) Corporate bonds	239	241	1
(3) Others	100	90	(9)
Total	52,046	52,046	0

2. Other marketable securities

Millions of yen

	Acquisition cost	Consolidated balance sheet amount	Difference
(1) Equities	30,579	24,834	(5,744)
(2) Bonds			
National and regional government bonds	52,570	55,055	2,484
Corporate bonds	26	25	(0)
(3) Others	29	21	(7)
Total	83,205	79,936	(3,268)

※ In consolidated accounts for the previous financial year, appraisal losses totaling 869 million yen were recorded on shareholdings in two companies.

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Consolidated balance sheet amount	Remarks
(1) Bonds held to maturity		
Unlisted foreign government bonds	2,000	
Unlisted bonds	500	
(2) Other marketable securities		
Unlisted equities (excluding over-the-counter issues)	11,025	
Preferred securities	5,999	
Public & corporate bond investment trusts	499	

Previous interim period (Feb.1, 2002 – July 31, 2002)

1. Marketable debt securities expected to be held to maturity

Millions of yen

	Consolidated balance sheet amount	Market value	Difference
(1) National and regional government bonds	51,696	51,707	10
(2) Corporate bonds	239	242	2
(3) Others	100	92	(7)
Total	52,036	52,042	6

2. Other marketable securities

Millions of yen

	Acquisition cost	Consolidated balance sheet amount	Difference
(1) Equities	31,900	36,727	4,827
(2) Bonds			
National and regional government bonds	52,730	53,250	519
Corporate bonds	45	46	1
(3) Others	29	26	(3)
Total	84,705	90,050	5,344

※ In consolidated accounts for the previous interim period, appraisal losses totaling 170 million yen were recorded on shareholdings in one company.

3. Breakdown of other marketable securities where market valuation is not used and amounts on consolidated balance sheets

Millions of yen

	Consolidated balance sheet amount	Remarks
(1) Bonds held to maturity		
Unlisted foreign government bonds	7,000	
Unlisted bonds	2,999	
(2) Other marketable securities		
Unlisted equities (excluding over-the-counter issues)	11,020	
Preferred securities	999	
Public & corporate bond investment trusts	499	

7. Contract amounts, market values, and unrealized gains and losses on derivatives transactions

Interest rate related

Millions of yen

	Current interim period			Previous fiscal year			Previous interim period		
	Feb.1, 2003 – July 31, 2003			Feb.1, 2002 – Jan.31, 2003			Feb.1, 2003 – July 31, 2003		
Transaction type	Contract amount	Market value	Unrealized gain (loss)	Contract amount	Market value	Unrealized gain (loss)	Contract amount	Market value	Unrealized gain (loss)
Swaps	30,000	184	184	30,000	378	378	30,000	764	764
Total	**30,000**	**184**	**184**	**30,000**	**378**	**378**	**30,000**	**764**	**764**

Notes

1. Derivatives transactions for which hedge accounting is applied are excluded.
2. The market values of interest rate swaps are calculated based on prices disclosed by financial institutions

8. Consolidated per share information

(yen)

Previous interim period (Feb. 1, 2002- July 31, 2002)	Current interim period (Feb. 1, 2003- July 31, 2003)	Previous fiscal year (Feb. 1, 2002- Jan. 31, 2003)
Shareholder's equity per share 901.52	Shareholder's equity per share 930.96	Shareholder's equity per share 911.01
Net income per share 22.50	Net income per share 24.72	Net income per share 48.71
Fully diluted net income per share 20.40	Full diluted net income per share 23.05	Fully diluted net income per share 44.42

Notes

From this interim period the Accounting Standard for Earnings per Share and the Accounting Standard for Earnings per Share Application Guidelines (as outlined by the Accounting Standards Board of Japan); #2 and #4, September 25, 2002,) have been applied. For comparison purposes, following are the figures that would have resulted from the application of these standards in the previous interim and full year financial periods.

Previous interim period	Previous fiscal year
Shareholder's equity per share 901.52	Shareholder's equity per share 910.46
Net income per share 22.50	Net income per share 48.16
Diluted net income per share 20.40	Diluted net income per share 43.92

Note: Interim net income per share and interim diluted net income per share for the current fiscal year was calculated on the following basis.

Millions of yen, except where noted	Previous interim period Feb. 1, 2002 - July 31, 2002	Current interim period Feb. 1, 2003 - July 31, 2003	Previous fiscal year Feb. 1, 2002 - Jan. 31, 2003
Net income recorded on statements of income		17,444	
Net income attributable to ordinary shares	-	17,444	-
Amount not attributable to ordinary shares	-	-	-
Average number of shares outstanding during period [1,000 shares]	-	705,593	-
Main components of adjustment to net income used in calculating dilution in income per share Interest expenses [after deduction of tax equivalents]		306	
Adjustment to net income per share	-	306	-
Main components of increase in ordinary shares used in calculating dilution in net income per share [1,000 shares] Convertible bonds	-	64,651	-
Increase in ordinary shares [1,000 shares]	-	64,651	-

9. Main affiliated companies' financial statements

(1) Sekiwa Real Estate, Ltd.

Balance Sheet *Millions of yen*				Statement of Income *Millions of yen*	
As of July 31, 2003				Feb. 1, 2003 – July 31, 2003	
Assets		**Liabilities**			
Current assets	**21,002**	**Current liabilities**	**8,768**	Net sales	44,310
Cash and deposits	16,500	Accounts payable-other	530	Cost of sales	42,050
Notes and accounts receivable	757	Advances received-other	5,911	**Operating income**	**2,260**
Marketable securities	610	Accured income taxes	890	Non-operating income	40
Inventories	2,084	Other current liabilities	1,436	Non-operating loss	42
Other current assets	1,093	**Long term liabilities**	**15,429**	**Recurring income**	**2,258**
Less allowance for doubtful accounts	(43)	Deposit and guaranty received	13,542	Extraordinary loss	-
Fixed assets	**15,228**	Accrued retirement benefits	1,788	**Income before taxes**	**2,258**
Tangible fixed assets	**6,781**	Other	98	Current income taxes	896
Buildings and structures	1,603	**Total liabilities**	**24,198**	Deferred income taxes	136
Land	4,433			**Net income**	**1,225**
Other	744	**Shareholders' Equity**			
Intangible fixed assets	**1,553**	Paid-in capital	1,668		
Investments and other assets	**6,892**	Additional paid-in capital	730		
Investment in securities	500	Retained earnings	10,050		
Long-term loans receivable	914	**Net income**	**1,225**		
Deposit and guaranty	4,907	Unrealized holding on securities	(3)		
Other investments	933	Less treasury stock, at cost	(414)		
Less allowance for doubtful accounts	(364)	**Total shareholders'equity**	**12,032**		
Total assets	**36,231**	**Total liabilities and shareholders equity**	**36,231**		

(2) Sekiwa Real Estate Tohoku, Ltd.

Balance Sheet *Millions of yen*				Statement of Income *Millions of yen*	
As of July 31, 2003				Feb. 1, 2003 – July 31, 2003	
Assets		**Liabilities**			
Current assets	**7,637**	**Current liabilities**	**2,075**	Net sales	7,582
Cash and deposits	7,252	Advances received-other	1,502	Cost of sales	7,275
Notes and accounts receivable	120	Deposits received	264	**Operating income**	**307**
Inventories	236	Other current liabilities	308	Non-operating income	5
Other current assets	68	**Long term liabilities**	**4,511**	Non-operating loss	2
Less allowance for doubtful accounts	(40)	Accrued retirement benefits	375	**Recurring income**	**310**
		Deposit and guaranty received	4,119	Extraordinary loss	0
Fixed assets	**317**	Other	15	**Income before taxes**	**309**
Tangible fixed assets	**29**			Current income taxes	127
Other	29	**Total liabilities**	**6,587**	Deferred income taxes	14
Intangible fixed assets	**31**			**Net income**	**168**
		Shareholders' Equity		Retained earnings brought forward from the preceding business term	8
Investments and other assets	**256**	Paid-in capital	200		
Deposit and guaranty	34	Additional paid-in capital	-	**Unappropriated retained earnings**	**177**
Deferred tax assets	215	Retained earnings	1,168		
Other investments	163	**Net income**	**168**		
Less allowance for doubtful accounts	(156)	**Total shareholders'equity**	**1,368**		
Total assets	**7,955**	**Total liabilities and shareholders equity**	**7,955**		

(3) Sekiwa Real Estate Chubu, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2003				Statement of Income *Millions of yen* Feb. 1, 2003 – July 31, 2003	
Assets		**Liabilities**			
Current assets	**15,585**	**Current liabilities**	**6,722**	Net sales	35,581
Cash and deposits	13,739	Accounts payable-other	327	Cost of sales	34,768
Notes and accounts receivable	362	Advances received-other	4,757	**Operating income**	**813**
Inventories	1,200	Other current liabilities	1,637	Non-operating income	13
Other current assets	401	**Long term liabilities**	**17,225**	Non-operating loss	12
Less allowance for doubtful accounts	(118)	Accrued retirement benefits	849	**Recurring income**	**813**
		Deposit and guaranty received	16,322	Extraordinary loss	-
Fixed assets	**16,990**	Other	53	**Income before taxes**	**813**
Tangible fixed assets	**14,758**	**Total liabilities**	**23,947**	Current income taxes	367
Buildings and structures	7,283			Deferred income taxes	(8)
Land	7,314	**Shareholders' Equity**		**Net income**	**454**
Other	160	Paid-in capital	1,368	Retained earnings brought forward from the preceeding business term	109
Intangible fixed assets	**30**	Additional paid-in capital	1,679		
Investments and other assets	**2,201**	Rettained earnings	5,593		
Investment in securities	158	**Net income**	**454**	**Unappropriated retained earnings**	**564**
Long-term loans receivable	196				
Deposit and guaranty	697	Unrealized holding loss on securities	(4)		
Deferred tax assets	421	Less treasury stock, at cost	(8)		
Other investments	727	**Total shareholders' equity**	**8,627**		
Total assets	**32,575**	**Total liabilities and shareholders equity**	**32,575**		

(4) Sekiwa Real Estate Kansai, Ltd.

Balance Sheet *Millions of yen* As of July 31, 2003				Statement of Income *Millions of yen* Feb. 1, 2003 – July 31, 2003	
Assets		**Liabilities**			
Current assets	**16,899**	**Current liabilities**	**6,177**	Net sales	25,863
Cash and deposits	12,381	Accounts payable-other	994	Cost of sales	25,026
Notes and accounts receivable	274	Advances received-other	3,918	**Operating income**	**836**
Inventories	3,458	Other current liabilities	1,204	Non-operating income	22
Other current assets	892	**Long term liabilities**	**9,700**	Non-operating loss	4
Less allowance for doubtful accounts	(107)	Accrued retirement benefits	1,532	**Recurring income**	**855**
		Deposit and guaranty received	7,977	Extraordinary loss	20
Fixed assets	**19,216**	Other	191	**Income before taxes**	**834**
Tangible fixed assets	**7,833**	**Total liabilities**	**15,818**	Current income taxes	213
Buildings and structures	2,686			Deferred income taxes	192
Land	5,055			**Net income**	**428**
Other	91	**Shareholders' Equity**			
		Paid-in capital	5,829	Retained earnings brought forward from the preceeding business term	229
Intangible fixed assets	**45**	Additional paid-in capital	7,017	**Unappropriated retained earnings**	**657**
Investments and other assets	**11,338**	Retained earnings	7,550		
Investment in securities	71	**Net income**	**428**		
Long-term loans receivable	820				
Deposit and guaranty	9,375	Unrealized holding loss on securities	(1)		
Deferred tax assets	716	Less treasury stock, at cost	(98)		
Other investments	353	**Total shareholders' equity**	**20,298**		
Total assets	**36,116**	**Total liabilities and shareholders equity**	**36,116**		

(5) Sekiwa Real Estate Chugoku, Ltd.

Balance Sheet
Millions of yen
As of July 31, 2003

Assets		Liabilities	
Current assets	**6,721**	**Current liabilities**	**1,824**
Cash and deposits	6,037	Advances received-other	886
Notes and accounts receivable	83	Accured income taxes	190
Inventories	507	Other current liabilities	747
Other current assets	109		
Less allowance for doubtful accounts	(16)	**Long term liabilities**	**4,062**
		Accrued retirement benefits	462
Fixed assets	**1,587**	Deposit and guaranty received	3,529
Tangible fixed assets	**1,095**	Other	71
Buildings and structures	579	**Total liabilities**	**5,887**
Land	413		
Other	102		
		Shareholders' Equity	
Intangible fixed assets	**17**	Paid-in capital	379
Investments and other assets	**474**	Additional paid-in capital	177
Investment in securities	47	Retained earnings	1,875
Long-term loans receivable	97	**Net income**	**250**
Deposit and guaranty	108	Unrealized holding loss on securities	(1)
Deferred tax assets	218	Less treasury stock, at cost	(8)
Other investments	1	**Total shareholders' equity**	**2,422**
Total assets	**8,309**	**Total liabilities and shareholders equity**	**8,309**

Statement of Income
Millions of yen
Feb. 1, 2003 – July 31, 2003

Net sales	6,885
Cost of sales	6,438
Operating income	**447**
Non-operating income	6
Non-operating loss	4
Recurring income	**449**
Extraordinary loss	1
Income before taxes	**447**
Current income taxes	193
Deferred income taxes	3
Net income	**250**
Retained earnings brought forward from the preceeding business term	6
Unappropriated retained earnings	**256**

(6) Sekiwa Real Estate Kyushu, Ltd.

Balance Sheet
Millions of yen
As of July 31, 2003

Assets		Liabilities	
Current assets	**3,564**	**Current liabilities**	1,350
Cash and deposits	1,894	Advances received-other	991
Notes and accounts receivable	138	Accured income taxes	136
Inventories	1,422	Other current liabilities	222
Other current assets	131	**Long term liabilities**	**2,143**
Less allowance for doubtful accounts	(23)	Accrued retirement benefits	243
		Deposit and guaranty received	1,870
Fixed assets	**1,106**	Other	29
Tangible fixed assets	**725**		
Buildings and structures	226	**Total liabilities**	**3,493**
Land	292		
Other	205	**Shareholders' Equity**	
		Paid-in capital	263
Intangible fixed assets	**6**	Additional paid-in capital	94
Investments and other assets	**374**	Retained earnings	820
Deposit and guaranty	229	**Net income**	**166**
Deferred tax assets	137		
Other investments	7	**Total shareholders' equity**	**1,177**
Total assets	**4,670**	**Total liabilities and shareholders equity**	**4,670**

Statement of Income
Millions of yen
Feb. 1, 2003 – July 31, 2003

Net sales	7,338
Cost of sales	7,021
Operating income	**316**
Non-operating income	0
Non-operating loss	15
Recurring income	**301**
Extraordinary loss	-
Income before taxes	**301**
Current income taxes	136
Deferred income taxes	(0)
Net income	**166**
Retained earnings brought forward from the preceeding business term	12
Unappropriated retained earnings	**178**

SUMMARY OF FINANCIAL STATEMENTS (Non-consolidated)
February 1, 2003 – July 31, 2003

Sekisui House, Ltd. **September 18, 2003**

Stock code:	1928	URL :	http://www.sekisuihouse.co.jp
President & Representative Director:	Isami Wada	Inquiries:	PR Department
Telephone:	+816 6440 3111		General Manager Hidehiro Yamaguchi
Date of the meeting of the board of directors:	September 18, 2003		
Date of payment of interim dividend:	September 30, 2003		
Interim dividend system:	Adopted		
Stock trading unit adopted:	1,000 shares per unit		

1. Business Results

*Please note that numbers less than one million yen are rounded down

1) Non-consolidated Business Results

	Millions of yen					
	Feb. 1, 2003 – July 31, 2003		Feb. 1, 2002 – July 31, 2002		Feb. 1, 2002 – Jan. 31, 2003	
		Change (%)		Change (%)		Change (%)
Net sales	523,888	(0.7)	527,846	(7.3)	1,052,558	
Operating income	32,159	23.8	25,978	(24.5)	58,564	
Recurring income	32,101	27.7	25,133	(28.8)	55,564	
Net income	15,556	11.8	13,914	-	30,196	
Net income per share (¥)	¥22.05		¥19.62		¥42.58	

(1) Average number of outstanding shares during the period:
As of July 31, 2003 705,593,929 shares As of July 31, 2002 709,302,320 shares As of Jan. 31, 2003 709,184,330 shares
(2) Changes to accounting principles None
(3) Percentages for net sales, operating income, recurring income, and net income represent year-on-year changes.

2) Dividends per share

	First-half	Full-year
Feb. 1, 2003 – July 31, 2003	¥9.00	-
Feb. 1, 2002 – July 31, 2002	¥9.00	-
Feb. 1, 2002 – Jan. 31, 2003		¥18.00

3) Non-consolidated financial position

	Millions of yen		
	Feb. 1, 2003 – July 31, 2003	Feb. 1, 2002 – July 31, 2002	Feb. 1, 2002 – Jan. 31, 2003
Total Assets	1,018,977	1,130,245	1,115,880
Shareholders' Equity	612,606	608,664	612,641
Equity Ratio (%)	60.1%	53.9%	54.9%
Shareholders' Equity Per Share (¥)	¥880.82	¥858.17	¥864.37

1) Outstanding shares at :
End of July 31, 2003 695,493,117 shares End of July 31, 2002 709,259,317 shares End of Jan. 31, 2003 708,775,614 shares

2) Number of treasury stock at :
End of July 31, 2003 13,891,961 shares End of July 31, 2002 125,761 shares End of Jan. 31, 2003 609,464 shares

2. Non-Consolidated Results Forecast for the Year Ending Jan. 31, 2004

	Millions of yen					
	Net Sales	Recurring income	Net income	Dividend per share		Net income per share
				Second-half	Full-year	
Full year	1,080,000	65,000	32,500	¥9.00	¥18.00	¥46.73

NON-CONSOLIDATED BALANCE SHEETS

Millions of yen

	As of July 31, 2003	As of Jan. 31, 2003	Difference	As of July 31,2002
Assets	**1,018,977**	**1,115,880**	**(96,903)**	**1,130,245**
Current assets	**571,662**	**652,498**	**(80,836)**	**656,864**
Cash on hand and deposits with banks	100,951	119,125		117,541
Notes receivable-trade	215	160		873
Accounts receivable-construction	81,853	89,025		78,801
Accounts receivable-real estate	7,960	4,161		7,401
Marketable securities	-	50,016		50,032
Prepaid expenses for construction in progress	51,751	60,056		57,873
Buildings for sale	35,636	30,930		30,006
Land for sale	174,994	161,196		169,821
Land for sale in process	19,910	19,717		20,275
Other inventory	3,706	3,719		4,050
Advance payments	1,121	907		1,115
Prepaid expenses	5,386	5,495		4,952
Accounts receivable-other	14,791	19,799		15,087
Deferred income taxes	71,366	86,263		97,452
Other current assets	3,281	3,290		2,891
Allowance for doubtful accounts	(1,266)	(1,367)		(1,312)
Fixed Assets	**447,315**	**463,382**	**(16,067)**	**473,381**
Tangible fixed assets	**211,628**	**212,557**	**(929)**	**206,348**
Buldings	89,374	91,505		93,099
Structures	4,618	4,820		4,955
Machinery and equipment	10,884	11,538		12,190
Vehicles and delivery equipment	139	129		186
Tools, furniture and fixtures	3,609	3,784		4,015
Land	99,595	99,401		91,186
Constructions in progress	3,404	1,377		713
Intangible fixed assets	**8,170**	**8,273**	**(103)**	**8,483**
Ground lease	5,870	5,869		5,868
Software	1,576	1,678		1,887
Utility rights	33	35		39
Telephone rights	689	688		687
Investments and other assets	**227,516**	**242,552**	**(15,036)**	**258,549**
Investments in securities	95,925	94,925		103,231
Investment in subsidiaries and partnership	18,919	15,835		17,466
Long-term loans receivable	82,537	88,338		97,954
Long-term prepaid expenses	782	874		1,019
Deposit and guaranty	14,009	14,434		14,952
Long-term deferred income taxes	38,054	40,128		37,572
Other investments	4,347	15,115		13,571
Reserve for losses from investments in subsidiaries	(682)	(682)		(682)
Allowance for doubtful accounts	(26,378)	(26,418)		(26,537)
Total Assets	**1,018,977**	**1,115,880**	**(96,903)**	**1,130,245**

	Millions of yen			
	As of July 31, 2003	As of Jan. 31, 2003	Difference	As of July 31,2002
Liabilities	**406,370**	**503,239**	**(96,869)**	**521,581**
Current Liabilities	**297,606**	**363,292**	**(65,686)**	**379,904**
Notes payable-trade	57,846	63,765		80,211
Accounts payable-trade	37,111	36,509		31,244
Accounts payable-construction	51,233	48,965		46,646
Current portion of notes	10,000	-		-
Current portion of convertible bonds	-	89,999		102,819
Current portion of long-term debt	20,001	1		2
Accounts payable-other	5,086	5,192		2,094
Accrued expenses	9,939	9,505		9,746
Accured income taxes	484	459		471
Consumption tax payable	4,271	6,153		4,174
Advances received-construction	62,858	63,097		68,197
Advance received-other	6,842	5,781		4,392
Reserve for bonuses	10,898	13,493		9,891
Reserve for warranty on completed works	969	966		989
Other current liabilities	20,064	19,402		19,022
Long term liabilitites	**108,764**	**139,946**	**(31,182)**	**141,677**
Notes	30,000	40,000		40,000
Long-term debt	2	20,003		**20,004**
Deposits and guaranty	9,642	9,974		10,676
Accrued retirement benefits for employees	66,352	66,840		69,742
Accured retirement benefits for derectors, corporate auditors and executive officers	807	852		750
Allowance for Japan Expo expenses	70	35		-
Other	1,888	2,241		503
Shareholders' Equity	**612,606**	**612,641**	**(35)**	**608,664**
Paid-in capital	**186,554**	**186,554**	**-**	**186,554**
Additional paid-in capital	**237,522**	**237,522**	**0**	**237,522**
Capital reserve	237,522	237,522		237,522
Gain on sales of treasury stock	0	-		-
Retained earnings	**199,959**	**190,930**	**9,029**	**181,031**
Legal reserve	23,128	23,128		23,128
General reserve	154,300	136,300		136,300
Unappropriated retained earnings	22,531	31,502		21,603
Net income	**15,556**	**30,196**		**13,914**
Net unrealized gain on securities	**1,095**	**(1,836)**	**2,931**	**3,672**
Less treasury stock, at cost	**(12,525)**	**(529)**	**(11,996)**	**(116)**
Total	**1,018,977**	**1,115,880**	**(96,903)**	**1,130,245**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2003 – July 31, 2003		Feb. 1, 2002 – July31, 2002		Difference		Feb.1, 2002 – Jan. 31, 2003	
	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)	Millions of yen	(%)
Net sales	**523,888**	**100.0**	**527,846**	**100.0**	**(3,958)**	**(0.7)**	**1,052,558**	**100.0**
Construction	461,786	88.1	446,335	84.6			904,757	86.0
Real estate	62,101	11.9	81,510	15.4			147,801	14.0
Cost of sales	**410,955**	**78.5**	**419,300**	**79.4**	**(8,345)**	**(2.0)**	**831,009**	**79.0**
Construction	354,925	(76.9)	345,599	(77.4)			697,562	(77.1)
Real estate	56,030	(90.2)	73,700	(90.4)			133,446	(90.3)
Gross profit on sales	**112,932**	**21.5**	**108,545**	**20.6**	**4,387**	**4.0**	**221,549**	**21.0**
Total gross profit from construction	106,860	(23.1)	100,736	(22.6)			207,194	(22.9)
Total gross profit from sales of real estate	6,071	(9.8)	7,809	(9.6)			14,354	(9.7)
Selling, general and administrative expenses	80,773	15.4	82,566	15.7	(1,793)	(2.2)	162,985	15.4
Operating income	32,159	6.1	25,978	4.9	6,181	23.8	58,564	5.6
Non-operating income	**3,371**	**0.6**	**3,178**	**0.6**	**193**	**6.1**	**5,405**	**0.5**
Interest received	2,602		2,295				3,720	
Other income	768		882				1,684	
Non-operating loss	**3,428**	**0.6**	**4,023**	**0.8**	**(595)**	**(14.8)**	**8,404**	**0.8**
Interest and discounts paid	168		92				200	
Interest on bonds	934		1,403				2,226	
Other expenses	2,325		2,527				5,978	
Recurring income	**32,101**	**6.1**	**25,133**	**4.7**	**6,968**	**27.7**	**55,564**	**5.3**
Extraordinary income	**49**	**0.0**	-	-	**49**	-	-	-
Gain on sales of investment securities	49		-				-	
Extraordinary loss	**1,424**	**0.2**	**718**	**0.1**	**706**	**98.3**	**2,080**	**0.2**
Loss from devaluation of investment securities	1,070		192				892	
Loss from sales or disposal of fixed assets	353		524				1,185	
Other	-		1				1	
Income before taxes	**30,727**	**5.9**	**24,415**	**4.6**	**6,312**	**25.9**	**53,484**	**5.1**
Current income taxes	253	0.0	220	0.0	33	15.0	434	0.0
Deferred income taxes	14,918	2.9	10,281	2.0	4,637	45.1	22,854	2.2
Net income	**13,556**	**3.0**	**13,914**	**2.6**	**1,642**	**11.8**	**30,196**	**2.9**
Retained earning brought forward from the preceding business term	6,975		7,689				7,689	
Interim dividends	-		-				6,383	
Unappropriated retained earnings	**22,531**		**21,603**				**31,502**	

Summary of Significant Accounting Policies

1. Basis and method of valuation of marketable securities:

(1) Marketable securities

(i) Debt securities expected to be held to maturity: Amortized cost (straight-line) method

(ii) Shares held in subsidiaries or affiliated companies: Moving average method

(iii) Other marketable securities:

- Stocks with market value:

  Based on closing market price on the last day of period (Valuation gains and losses resulting are calculated by the full capital costing method; cost of disposal is calculated by the moving average method)

- Stocks with no available market value:

  At cost based on the moving average method

(2) Basis and method of valuation of derivatives: Market value method

(3) Basis and method of valuation of inventories:

(i) Expenditure on uncompleted construction, buildings for sale, land for sale, and uncompleted land held for sale: At cost based on individual costmethod

(ii) Semi-finished goods, raw materials, unfinished products, and stored goods: At cost based on moving average method.

2. Depreciation of fixed assets:

(i) Tangible fixed assets: The Company applies the straight-line method to buildings (excluding attached structures), and to other tangible assets applies the declining balance method. Expected life of assets is calculated to standards in accordance with corporate tax regulations.

(ii) Intangible fixed assets: The Company applies the straight-line method to intangible fixed assets. Expected life of assets is calculated to standards in accordance with corporate tax regulations, except for company-use software, which is straight-line depreciated over its expected useful life of five years.

3. Basis for accounting for allowances:

(i) Allowance for doubtful accounts

The Company makes provisions for general debtors based on actual historical collection rates and for specific debtors where collection is doubtful based on estimates of the amount collectible.

(ii) Allowance for appraisal losses on investment in related companies:

Potential losses on investment in related companies are prepared for by recording their value after taking into consideration the composition of the assets.

(iii) Allowance for bonuses:

To prepare for bonus payments to employees, the Company provides for the estimated appropriate amount in that financial period.

(iv) Allowance for compensation payments on completed projects:

To provide for expenses arising after transferring buildings from defects and to cover compensation services costs, the Company provides based on 1/1,000th of housing business sales with guarantee obligations and 1/1,000th of the building portion of real estate business sales.

(v) Allowance for accrued retirement benefits for employees

To prepare for future retirement payments to employees, the Company makes provisions in the amount accrued at the end of the relevant consolidated interim fiscal year based on the estimated total retirement obligations and pension assets. To account for differences in actuarial calculations, the Company recognizes those differences through straight-line depreciation over 5 years, expensing them in the year following such recognition. Differences arising in respect of past service obligations are calculated over 5 years by the straight-line method and expensed in the year in which they arise.

(Additional information)

Details of Return of Portion of Employee Pension Fund

Sekisui House, Ltd. details of the waiver of future obligations in respect of the proxy portion of the employee pension fund of Sekisui House and some of its domestic consolidated subsidiaries. The company received approval of the waiver from the Minister Of Health, Labor and Welfare on April 28 2003 and following the implementation of the Defined Corporate Pension Act..

The monetary equivalent of the proxy portion of the employees' public pension fund recorded at the end of the current interim consolidated accounting period was 40,774million yen. Assuming the entire amount had been returned at the end of the current interim consolidated accounting period, an estimated profit of 34,654 million yen would have resulted.

(vi) Allowance for accured retirement benefits for derectors, corporate auditors and executive officers

To allow for retirement bonus payments to directors, corporate auditors and executive officers, the Company provides the required amounts at the end of the current term based on internal regulations.

(vii) Allowance for Japan Expo expenses

To allow for expenses to be incurred at the Japan International Expo, the Company has provided an appropriate amount in the consolidatedinterim of fiscal year.

4. Basis for corverting foreign currency-denominated assets and liabilities into yen:

For foreigh currency-denominated monetary claims and debts, the Company converts into yen at the rates of exchange prevailing on the consolidated balance sheet date. Transraltion differences are included in the statements of imcome.

5. Accounting for lease transactions:

Finance leases other than those deemed to transfer ownership of the leased assets to the lessee are accounted for by a method similar to that applicable to ordinary operating leases.

6. Main hedge accounting methods:

(i) Hedge accounting methods:

The Company uses deferred hedging, except where for foreign currency swap contracts allocation requirements are met in which case the allocation method is used.

(ii) Hedging instruments and targets

- The Company hedges bonds that fund operations using interest rate swaps.
- The Company hedges foreign currency cash debts and forward transactions with exchange contracts.

(iii) Hedging policies

The Company uses derivatives transactions with the aim of avoiding losses from fluctuations in exchange and interest rates etc. The use of exchange contracts does not exceed the amount of import transactions. Furthermore, the notional principal of interest rate swap transactions is limited to the total of debt used to fund operations and interest-bearing debt.

(iv) Methods of assessing hedge effectiveness

The Company compares cumulative cash flow variations for hedge targets and hedge methods with market fluctuations and assesses the effectiveness of hedges based on the amounts of variation in both cases. However, for forward exchange contract transactions the Company does not assess the effectiveness of hedging where the main conditions match with regard to the relevant transactions and hedge targets, and where the cash flow is fixed.

7. Accounting for consumption taxes:

The tax exclusion method is used to account for consumption taxes. Consumption taxes subject to deductions are expensed in the consolidatedinterim of fiscal year in which they arise.

Notes to Balance Sheet and Inc ome Statement (Non-consolidated)

1. Notes to non-consolidated balance sheet

	Millions of yen		
	As of July 31, 2003	As of Jan. 31, 2003	As of July 31, 2002
Accumulated depreciation of fixed assets	131,189	128,229	125,836
Collateralized assets	27,874	27,893	27,914
Liabilities guaranteed	64,051	61,857	71,723
Interest bearing liabilities	60,004	150,004	162,826
Treasury stock	13,891,961shares	609,464 shares	125,761 shares

2. Notes to non-consolidated income statement

	Millions of yen		
	As of July 31, 2003	As of Jan. 31, 2003	As of July 31, 2002
Depreciation	4,497	9,951	4,891

3. Additional Information

Tax effect accounting

Following the announcement of revisions to the law on local taxes (Article 9: 2003), which is applicable to accounting periods commencing after April 1, 2004, the tax rate used by Sekisui House and its consolidated subsidiaries to calculate deferred tax assets arising from timing differences etc. that re expected to be eliminated in accounting periods after the period from February 1, 2005 to January 31, 2006, has changed. As a result of this change, the amount of deferred tax assets (after offsetting deferred tax liabilities) has decreased by ¥2,115 million and appraisal gains on other marketable securities and the adjustment for corporate and other taxes accounted for in the half year under review have increased by ¥25 million and ¥2,141 million yen respectively.

4. Leasing transactions

Finance leases without transfer of ownership

(i) Lease acquisition cost equivalent, accumulated depreciation equivalent & end of period equivalent value

Millions of yen

As of July 31, 2003	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	35,339	20,074	15,265
Vehicles & transport equipment	35	9	26
Machinery & equipment	7,477	5,645	1,831
Software	2,056	1,459	597
Total	**44,909**	**27,189**	**17,720**

Millions of yen

As of Jan. 31, 2003	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	36,675	19,418	17,257
Vehicles& transport equipment	25	6	19
Machinery & equipment	7,743	5,574	2,169
Software	1,974	1,233	741
Total	**46,420**	**26,232**	**20,187**

Millions of yen

As of July. 31, 2002	Acquisition cost equivalent	Accumulated depreciation equivalent	End of period equivalent value
Buildings	38,607	19,222	19,385
Vehicles& transport equipment	8	4	3
Machinery & equipment	7,752	5,040	2,711
Software	1,884	1,039	845
Total	**48,253**	**25,307**	**22,946**

Caluculated by the acquision cost equivalent deducted from total interest payments.

(ii) Outstanding amounts under lease commitments at end of period

Millions of yen

	As of July 31, 2003	As of Jan. 31, 2003	As of July 31, 2002
Within one year	6,882	7,494	8,080
More than one year	11,583	14,131	16,206
Total	**18,465**	**21,626**	**24,287**

(iii) Lease payments, depreciation equivalents and interest payment equivalents

Millions of yen

	As of July 31, 2003	As of Jan. 31, 2003	As of July 31, 2002
Lease fees	4,167	9,076	4,629
Depreciation equivalent	3,730	8,515	4,112
Interest payments equivalent	195	468	243

(iv) Accounting treatment of depreciation equivalents

Residual amounts are reduced to zero using the straight-line method, using the lease term as the useful life

(v) Accounting treatment of interest paym ent equivalents

The difference between the total lease expenses and its acquisition cost is treated as the interest cost equivalent. Allocation of cost to each accounting period is by the interest method.

Operating leases

Millions of yen

Outstanding lease commitments:	As of July 31, 2003	As of Jan. 31, 2003	As of July 31, 2002
Within one year	9	11	12
More than one year	56	62	82
Total	**66**	**73**	**94**

5. Marketable securities

Shares of subsidiaries and affiliates where a market price is available

Millions of yen

	As of July 31, 2003			As of Jan. 31, 2003			As of July 31, 2002		
	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference	Balance sheet amount	Market value	Difference
Subsidiaries	3,973	16,090	12,117	3,872	12,526	8,653	3,868	13,746	9,878

[Translation]

September 19, 2003

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

We are pleased to inform you that the following was resolved at the meeting of the Board of Directors held on September 18, 2003 in regard to interim dividend for the 53rd period (from February 1, 2003 through January 31, 2004).

In accordance with Article 29 of The Articles of Incorporation, an interim dividend is paid to the shareholders or registered pledgees whose names have been entered or recorded in the last shareholders' register or the last beneficial shareholders' register as of July 31, 2003.

1. Interim Dividend Rate:	¥ 9 per share
2. Date when claim is effective and payment is started :	September 30, 2003

Yours truly,

Notice of Payment by Postal Transfer (or Statement of Interim Dividend if you have chosen transfer to bank account) will be sent to your registered address on September 29, 2003.

Exemption No.82-5129

[Translation]

THE 53RD FISCAL PERIOD

SUMMARY OF INTERIM REPORT

(FEBRUARY 1, 2003 THROUGH JULY 31, 2003)

1-88, Oyodonaka 1-chome, Kita-ku, Osaka

Sekisui House, Ltd.

To Our Shareholders (Business Results)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2003.

Change in Achievements

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2003.

Financial Statements (Consolidated)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2003.

Financial Statements (Non-consolidated)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2003.

Matters Related to Shares (as of July 31, 2003)

Total number of shares

Total number of shares that the company is authorized to issue	1,978,281,000
Total number of shares issued	709,385,078
Number of shareholders at end of period	33,772
Number of shares held per person	21,005

Principal shareholders (top ten shareholders)

Shareholders	Number of shares held	Share holding ratio (%)
Sekisui Chemical Co., Ltd.	152,018,727 shares	21.43
Japan Trustee Services Bank, Ltd. (Trust account)	38,239,000	5.39
The Nomura Securities Co., Ltd.	34,421,000	4.85
The Chase Manhattan Bank, N.A. London	31,560,096	4.45
The Master Trust Bank of Japan, Ltd.(Trust account)	29,062,000	4.10
The Dai-ichi Mutual Life Insurance Company	16,021,000	2.26
UFJ Bank, Limited	13,853,949	1.95
Boston Safe Deposit PSDT Treaty Clients Omnibus	13,206,167	1.86
State Street Bank and Trust Company	12,916,532	1.82
BNP Paribas Securities (Japan) Limited	10,885,000	1.53

* Treasury stock of 13,891,961 shares (1.96%), which Sekisui House, Ltd. owns, is not included in the above table.

Distribution of shares by possession number

Not less than 1,000,000 shares	72 holders	568,757,414 shares	80.18%
Not less than 100,000 shares	248	74,398,277	10.49
Not less than 10,000 shares	970	24,293,993	3.42
Not less than 5,000 shares	1,370	8,363,150	1.18
Not less than 1,000 shares	19,351	31,166,563	4.39
Less than 1,000 shares	11,761	2,405,681	0.34
Total	33,772	709,385,078	100.00

By-holder distribution of shares

Financial institutions	182 holders	233,987,925 shares	32.98 %
Securities agencies	41	37,390,006	5.27
Other corporations	830	169,313,072	23.87
Foreigners	425	188,754,131	26.61
Individuals and others	32,294	79,939,944	11.27
Total	33,772	709,385,078	100.00

By-district distribution of shares

Japan	Hokkaido	340 Holders	555,345 shares
	Tohoku	657	2,209,765
	Kanto	10,969	279,952,471
	Chubu	5,807	24,964,951
	Kinki	11,659	222,234,244
	Chugoku	1,650	3,316,707
	Shikoku	1,041	2,807,504
	Kyushu	1,236	2,343,982
Overseas		413	171,000,109
Total		33,772	709,385,078

Principal Business Locations

Tokyo Administration Office	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Tohoku Sales Administration Headquarters	Lunar Sendai 2-15-1, Hon-cho, Aoba-ku, Sendai, Miyagi
Tokyo Sales Administration Headquarters	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Kanagawa Sales Administration Headquarters	SS Building 85-3, Kawakami-cho, Totsuka-ku, Yokohama, Kanagawa
Saitama Sales Administration Headquarters	Sonic City Building 1-7-5, Sakuragi-cho, Saitama, Saitama
Kanto Daiichi Sales Administration Headquarters	Sen City Tower 1000, Shinmachi, Chuo-ku, Chiba, Chiba
Kanto Daini Sales Administration Headquarters	MEIJISEIMEI Utsunomiya Odori Building 2-1-5, Odori, Utsunomiya, Tochigi
Chubu Daiichi Sales Administration Headquarters	Nadya Park Business Center Building 3-18-1, Sakae, Naka-ku, Nagoya, Aichi
Chubu Daini Sales Administration Headquarters	Southpot Shizuoka 18-1, Minami-cho, Shizuoka, Shizuoka
Hokuriku Sales Administration Headquarters	Porte Kanazawa 2-15-1, Honmachi, Kanazawa, Ishikawa
Kansai Daiichi Sales Administration Headquarters	Umeda Sky Building Garden Six 1-1-93, Oyodonaka, Kita-ku, Osaka
Kansai Daini Sales Administration Headquarters	Urbanex Oike Building West 358, Umeya-cho, Karasuma-Oike, Nakagyo-ku, Kyoto, Kyoto
Hyogo Sales Administration Headquarters	Sannomiya Building South 7-1-15, Miyukidori, Tyuo-ku, Kobe, Hyogo
Chugoku Sales Administration Headquarters	TAKEDA YAKUHIN Hiroshima Building, 1-25, Komachi, Naka-ku, Hiroshima, Hiroshima
Shikoku Sales Administration Headquarters	1019-10, Muroshinmachi, Takamatsu, Kagawa
Kyushu Sales Administration Headquarters	Hakata Ekimae Business Center 3-25-21, Hakata Ekimae, Hakata-ku, Fukuoka, Fukuoka
Tokken Building Projects Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Condominium Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Rokko-Island-City&Nishinomiya Development Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Development Department	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka

Exemption No.82-5129

For the Shareholders' Reference

Closing date of fiscal period	January 31
Month when Ordinary General Meeting of Shareholders is held	April
Record date	Dividend January 31 Interim Dividend July 31
Administrative Transfer Agent	Transfer Agent Department, Osaka Branch Office, UFJ Trust Bank Limited 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502, Japan
Newspaper in which public notice is made	The Nihon Keizai Shimbun
Stock Exchange Listing	1st section of Tokyo, Osaka and Nagoya Stock Exchange Markets

Request for Buyback Purchase of Shares constituting Less than One Trading Unit

The Company is receiving request from the shareholders who owns shares constituting less than one trading unit (less than 1,000 shares) to sell to the shareholders such number of shares as constitute one unit together with shares less than one trading unit held, in addition to buyback shares constituting less than one trading unit held.

Please make inquiries about the procedures details to UFJ Trust Bank Limited, the transfer agent of the Company.

In case you deposit shares with Japan Securities Depository Center, Inc., please make inquiries to the securities company which you trade with.